Exemption # 82-4555



BLACKROCK


03024175

May 14, 2003

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

SUPPL

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) 2002 Annual Report to Shareholders
2) 2003 Management Information Circular
3) 2003 Form of Proxy
4) Press Release dated April 7, 2003
5) Press Release dated May 13, 2003

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance


SEC MAIL PROCESSING
RECEIVED
MAY 28 2003
WASH. D.C. 155 SECTION



BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces Significant New Discoveries at Seal

Development Drilling Begins, Positive Test Results on New Blocks

---

CALGARY, ALBERTA, (April 7, 2003) - BlackRock Ventures Inc. (TSE:BVI) is pleased to announce the results of its successful winter drilling program at Seal, in northern Alberta. The first quarter drilling program included the initial development drilling on the Central Block and evaluation drilling and testing on four additional blocks of land BlackRock holds in the area.

Highlights of the program include:

Central Block -	Commenced the drilling of an 80 well development program - 27 wells planned for 2003. Initial production rates in excess of 250 barrels per day per well.
Northern Block -	Drilled a horizontal well following a successful vertical evaluation well last summer. The well is producing 200 barrels per day. Potential for 20-30 locations.
Peace River Block –	Drilled a vertical evaluation well, followed up with a horizontal well. Well capable of producing over 200 barrels per day. Potential of the block is comparable in size to the Central block.
Peace River North Block-	Drilled two vertical evaluation wells, one of which encountered mobile heavy oil. Will drill a horizontal well next year.
Western Block –	Drilled two vertical evaluation wells with encouraging results. Will follow-up with additional evaluation wells next year.

Tim Kozmyk, Vice President, Exploration for BlackRock commenting on the results indicated that “We are very pleased with the drilling results achieved this winter. Encouraging results were obtained on all four exploration blocks. In particular, we are excited about the successful horizontal wells on the Peace River block and the Northern block, both of which have significant development potential. The vertical delineation well program on the Central block confirmed the potential for up to 80 horizontal wells, and the horizontal development program is proceeding as anticipated.”

Central Block

BlackRock received regulatory approval in February to begin the development of this block, which is expected to include up to 80 horizontal wells. During the first quarter BlackRock drilled seven of these wells. Two of the seven wells have been completed and each is producing at rates in excess of 250 barrels of oil per day. The remaining five wells will be completed shortly; however optimum production from all the new wells will not be achievable until after spring break-up. Due to the late start in winter drilling, and to ensure that the original drilling schedule is maintained for 2003, BlackRock has made arrangements to drill up to five additional horizontal wells through spring break-up and intends to continue development drilling in the Central block during the remainder of 2003. Twenty seven horizontal development wells are planned to be drilled on the Central block in 2003. The first two horizontal wells drilled on the Central Block in 2001 have recovered in excess of 117,000 barrels of oil each and are still producing in excess of 200 barrels of oil per day. In addition to the horizontal well development, BlackRock drilled 6 delineation wells in order to confirm the overall development plan for the block. Results from these 6 wells confirmed areal extent and pay thickness for our proposed development plan. BlackRock has a 50% working interest in 10 sections of land on this block.

Northern Block

BlackRock drilled a horizontal test well, 16-24-84-15W5M, near the same location where mobile heavy oil was encountered from a vertical evaluation well that was tested last summer. After 7 days on production, the well is producing at a rate of 200 barrels of oil per day, with capacity to produce 250 barrels per day once spring break-up is over and road bans are removed. An evaluation well 3 miles to the south of this horizontal well encountered very heavy oil which may not be amenable to primary production methods. During the next winter drilling season, more evaluation wells will be drilled and the successful 16-24 well will be delineated. BlackRock has an average 75% working interest in 37 sections of land on this block.

Peace River Block

BlackRock drilled a vertical evaluation well, which encountered mobile heavy oil. Oil quality is comparable to that on the Central and Eastern blocks, but pay thickness is much greater, with 25 metres of oil pay. As a result of the positive results of this test, BlackRock followed up with a horizontal well on the block, 13-23-84-17W5, to assess well productivity. The well was only production tested for a short period of time before break-up; however, the well was producing 165 barrels of oil per day and appeared to be capable of producing in excess of 200 barrels of oil per day. Because the area is only accessible in the winter due to lack of road infrastructure, the well will be shut-in until next year. Plans for next winter include further testing of this well along with delineation wells to determine the size of this resource. The Peace River block has the potential to be comparable in size to the Central block. BlackRock has a 100% working interest in 8.25 sections of land on this block.

Peace River North Block

Two evaluation wells were tested on this block, with one of the two wells encountering mobile heavy oil. BlackRock plans to follow up next winter with a horizontal well to test productivity along with delineation wells to aid in mapping the pool. This area also lacks year round road infrastructure. BlackRock has the opportunity to earn a 50% working interest in 17 sections of land on this block.

Western Block

BlackRock drilled 2 evaluation wells on this block. Oil quality from both wells was encouraging. The first well encountered marginal reservoir quality and the second well encountered 12 metres of high quality reservoir. BlackRock is encouraged by the results and plans to drill additional evaluation wells next year. This area is only accessible in the winter. BlackRock has a 50% working interest in 21.75 sections of land on this block.

Eastern Block

Two successful horizontal wells that were drilled in 2001 continue to produce at rates of 130 barrels per day each (have cumulative production in excess of 50,000 barrels each) and have proven up to 40 potential horizontal drilling locations. BlackRock plans to submit a development application in late 2003 or early 2004. BlackRock has a 75% working interest in 21 sections of land on this block.

Infrastructure

BlackRock has initiated the construction of a 7,500 barrel per day (expandable to 15,000 barrel per day) heavy oil treating facility at its Seal field location. The facility is designed for modular expansion as needed and will eventually tie-in to a proposed Seal heavy oil pipeline. BlackRock expects the facility to be operational in the fourth quarter this year. BlackRock, as operator, has commenced with engineering and route selection for a Seal heavy oil pipeline, which would be scheduled for startup in mid 2004.

John Festival, President of BlackRock commenting on the results indicated that "The drilling activity this winter confirms that Seal is a major heavy oil discovery. We are going to be active in this area for many years to come".

Certain information regarding the Company contained herein may constitute forward looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com



FOR IMMEDIATE RELEASE

BlackRock Announces Strong 1st Quarter Financial Results

CALGARY, ALBERTA, (May 13, 2003) - BlackRock Ventures Inc. (TSE:BVI) announced today record financial results for the first quarter of 2003.

Highlights of activities during the three months ended March 31, 2003 were:

- Commenced development drilling on the Central Block at Seal – seven horizontal wells drilled.
- Tested four additional blocks at Seal with positive results achieved on each block.
- Conventional oil production averaged 3,068 barrels per day, a 15% increase from the first quarter of 2002
- Production revenues increased 81% to $8.5 million; cash flow increased 123% to $4.6 million.

HIGHLIGHTS

		Q1 2003		Q1 2002
Financial (in $000's, except per share amounts)				
Revenue (1)	$	8,463	$	4,669
Cash flow	$	4,595	$	2,056
Per share	$	0.06	$	0.04
Earnings	$	1,690	$	411
Per share	$	0.02	$	0.01
Capital expenditures	$	7,781	$	2,606
Working capital	$	29,143	$	17,937
Common shares outstanding (000's)		72,358		66,860

Operating

(1) the net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

Operations Review

Seal

BlackRock completed an active and successful winter drilling program at Seal. In addition to commencing development drilling on the Central block, we were able to test the remaining four blocks of land BlackRock holds in the area, all with positive results.

Central Block

BlackRock received regulatory approval in February to begin the development of this block, which is expected to include up to 80 horizontal wells. During the first quarter, we drilled seven of these wells. Due to commencement of spring break-up only two of the seven wells were completed. The two completed wells were each producing in excess of 250 barrels of oil per day prior to being shut-in. All of the wells drilled in the first quarter will be brought on production after spring break-up. BlackRock will drill five additional horizontal wells through break-up and intends to drill a total of 27 wells on this block in 2003. In addition to the horizontal well development, BlackRock drilled 6 delineation wells in order to confirm the overall development plan for the block. Results from these 6 wells confirmed aerial extent and pay thickness for our proposed development plan. BlackRock has a 50% working interest in 10 sections of land on this block.

North Block

During the first quarter, we drilled a horizontal test well near the same location where mobile heavy oil was encountered from a vertical evaluation well that was tested last summer. The well produced at a rate of 200 barrels of oil per day for a short period prior to being shut-in for spring break-up. The well had the capacity to produce 250 barrels per day. The well will be put back on production when road bans are removed. An evaluation well 3 miles to the south of this horizontal well encountered very heavy oil which may not be amenable to primary production methods. During the next winter drilling season, more evaluation wells will be drilled to further delineate the block. BlackRock has an average 75% working interest in 37 sections of land on this block.

Peace River Block

BlackRock drilled a vertical evaluation well, which encountered mobile heavy oil. Oil quality is comparable to that on the Central and East blocks, but pay thickness is much greater, with 25 metres of oil pay. As a result of the positive results of this test, BlackRock followed up with a horizontal well on the block, to assess well productivity. The well was only production tested for a short period of time before break-up; however, the well was producing 165 barrels of oil per day and appeared to be capable of producing in excess of 200 barrels of oil per day. Because the area is only accessible in the winter due to lack of road infrastructure, the well will be shut-in until next year. Plans for next winter include further testing of this well along with delineation wells to determine the size of this resource. The Peace River block has the potential to be comparable in size to the Central block. BlackRock has a 100% working interest in 8.25 sections of land on this block.

encountered mobile oil but marginal reservoir quality and the second well encountered 12 metres of high quality reservoir. We are encouraged by the results and plan to drill additional evaluation wells next year. This area is only accessible in the winter. BlackRock has a 50% working interest in 21.75 sections of land on this block.

East Block
Two successful horizontal wells that were drilled in 2001 continue to produce at rates of 130 barrels per day each and have established up to 40 potential horizontal drilling locations. BlackRock plans to submit a development application in late 2003 or early 2004. BlackRock has a 75% working interest in 21 sections of land on this block.

Facilities
Installing infrastructure is an important component of the Seal area development. BlackRock has commenced engineering work for the construction of a heavy oil treating facility at Seal. The facility will be designed for modular expansion as needed and will eventually tie-in to a proposed Seal heavy oil pipeline. We expect the facility to be operational in the fourth quarter this year. The other major infrastructure initiative is the construction of a heavy oil pipeline to transport crude out of the area. BlackRock, as operator, has commenced engineering work and route selection for a Seal heavy oil pipeline, which would be scheduled for start-up in mid 2004.

Lloydminster
No new drilling activities were undertaken in the Lloydminster area during the first quarter; however, the Company has a six well program planned for June. This drilling activity will be undertaken in the Marsden and Forestbank areas.

Hilda Lake SAGD Pilot
During the first quarter, BlackRock installed artificial lift on one of the two producing horizontal wells to determine if it would increase oil production and reduce the required amount of steam injected. Although we have started to see positive response from this activity, because of high fluid levels in the reservoir from five years of steaming operations, we expect it will take four to six months before we can assess the results.

Work is continuing on the 20,000 barrel per day SAGD commercial development application at Hilda Lake. During the first quarter BlackRock submitted its response to the EUB's request for supplementary information to our original application. BlackRock anticipates it will receive regulatory approval for the project in 2003.

The pilot continues to operate at production rates of about 430 barrels of oil per day. Production rates are restricted due to limited steam generation capacity for the pilot. To date, we have used lease gas to operate the steam generators; however these gas reserves are nearly depleted and we will have to begin purchasing gas to operate the generators. We anticipate purchasing up to one million cubic feet of gas per day beginning in the summer.

Average Daily Production (bbls/d)	Three months ended March 31, 2003	2002
Seal	879	709
Lloydminster	2,189	1,950
Hilda lake	432	548
	3,500	3,207

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002.

Oil prices in the first quarter of 2003 remained strong reflecting production disruptions in Venezuela and the conflict in the Middle East. For the first three months of 2003, crude prices (WTI) averaged US$33.86 per barrel, a 56% increase from the first quarter last year. Heavy oil differentials widened in the first quarter; however, as a percentage of light oil, heavy oil prices were also very strong, averaging 78% of the WTI reference price. The Bow River Heavy oil differential averaged US$7.50 per barrel in 2003 compared with US$5.17 per barrel for the first quarter of 2002. Heavy oil differentials will typically narrow somewhat in the summer months due to higher demand resulting from road paving. It is anticipated that crude prices will trend down now that the conflict with Iraq is coming to an end and the threat of a lengthy supply disruption has abated. During the first quarter of 2003, the value of the Canadian dollar has been improving relative to the US dollar. Because we ultimately get paid in Canadian dollars the improving US/Cdn dollar exchange rate will reduce the crude oil price we receive.

(US$/bbl)	**2003**	**2002**	**5 year Average**
Crude Oil Price (WTI)	$33.86	$21.64	$23.17
Bow River Heavy Differential	$7.50	$5.17	$6.15
Bow River price as a % of WTI	78	76	73

Quarterly Comparison

	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

Results of Operations

Gross revenues for the first quarter of 2003 were $8.5 million, an 81% increase from the first quarter of 2002. The increase is due to a combination of increased production volumes and significantly higher crude oil prices received this quarter. BlackRock's crude oil production from conventional heavy oil properties averaged 3,068 barrels of oil per day for the first quarter of 2003 compared with 2,659 barrels of oil per day for the same period in 2002. The successful drilling activity undertaken in the first quarter did not have a significant impact on production as most of the wells were not completed prior to spring break-up. These wells will likely be placed on production in June and will therefore begin to effect overall production levels in the third quarter.

Royalties have increased to $1.4 million in 2003 from $0.8 million in 2002, or 17% of revenues in each year.

Production expenses have increased to $1.9 million in the first quarter of 2003 from $1.2 million in 2002, primarily due to higher production levels. On a per barrel basis, operating costs were $7.05 compared with $5.14 in 2002. The increase is due to higher costs associated with more mature fields in Saskatchewan. As production from Seal increases we anticipate overall production expenses to decrease on a per barrel basis.

	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Netbacks ($/boe)					
Revenue	**$30.65**	$23.63	$27.97	$23.37	$19.51
Royalties	**5.20**	3.48	4.49	4.00	3.34
Operating costs	**7.05**	8.38	7.23	6.14	5.14
Field netback	**$18.40**	$11.77	$16.25	$13.23	$11.03

General and administrative costs were $0.5 million for the first three months of 2003, comparable with 2002. On a per barrel basis, general and administrative costs were $1.78 in 2003 compared to $1.94 in 2002, reflecting higher production levels.

Depletion and depreciation expense increased to $1.8 million or $6.43 per barrel in the first three months of 2003 compared to $1.3 million or $5.34 per barrel for the same period last year. The increase is due to higher production levels. We anticipate the per barrel depletion rates will trend downward as we fully develop Seal and items such as up-front infrastructure costs are amortized over a larger reserve base.

Current tax expenses were $266,000 during the first three months of 2003, comprised of federal Large Corporation Tax and Saskatchewan Resource Surcharge. The effective tax rate (exclusive of capital taxes) was 37% in the first quarter. The proposed changes to the taxation of oil and gas income in the most recent federal budget have not been enacted and, therefore, have not been reflected in these financial statements.

same period in 2002. Operating costs at Hilda Lake will increase later in the year as we begin to purchase natural gas to operate the steam generators. We anticipate purchasing up to one million cubic feet of gas per day in the second half of the year. We have not entered into any fixed price contracts for the purchase of gas and, accordingly, will pay market rates at the time of purchase for this gas.

Liquidity and Capital Resources

Capital expenditures were $7.8 million in the first quarter of 2003 compared with $2.6 million in the first quarter of 2002. The majority of expenditures were incurred in the Seal area in northern Alberta, where the Company drilled nine horizontal wells and 11 vertical evaluation wells.

At March 31, 2003, BlackRock had working capital of $29.1 million and no long term debt. The decrease in working capital from year-end 2002 was due to the capital expenditure program undertaken in the first quarter of 2003.

Outlook

Our focus over the next few years will be at Seal. The results of our first quarter drilling program indicate considerable upside potential for the area, in addition to the large development program already planned. We have increased our capital expenditure program to $35 million for 2003 and have established a preliminary capital expenditure target of $70 million over the next two years. Based on the drilling activities planned, we anticipate exiting 2003 at production levels of approximately 5,500 barrels per day.

John Festival, President of BlackRock commenting on the first quarter results indicated that "Strong crude oil prices contributed to a record quarter for revenues and cash flow. However, we are especially pleased about the huge incremental potential we have established at Seal and the commencement of development of the Central block. BlackRock will have five or six years of drilling activity developing the area".

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSE: BVI),
visit our website, www.blackrock-ven.com

This document contains forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence actual results are described in

BLACKROCK VENTURES INC.

Balance Sheets, as at
(unaudited)

(Cdn $ in thousands)		March 31, 2003		December 31, 2002
Assets				
Current assets				
Cash and term deposits	$	34,776	$	34,054
Accounts receivable		7,711		4,199
Prepaid expenses		147		187
		42,634		38,440
Oil and gas properties (note 2)		55,582		49,435
Other assets		56		60
	$	98,272	$	87,935
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	13,491	$	6,111
Provision for site restoration		1,294		1,156
Future income taxes		8,009		6,880
		22,794		14,147
Shareholders' equity				
Common shares (note 3)		80,669		80,669
Deficit		(5,191)		(6,881)
		75,478		73,788
	$	98,272	$	87,935

BLACKROCK VENTURES INC.

Statements of Operations and Deficit
Three months ended March 31,
(unaudited)

(Cdn $ in thousands, except per share amounts)	2003	2002
Revenue		
Oil and gas	$ 8,463	$ 4,669
Royalties	(1,436)	(800)
	7,027	3,869
Operating expenses		
Production	1,947	1,231
General and administrative	491	464
Depletion and depreciation	1,776	1,278
	4,214	2,973
	2,813	896
Other income		
Interest income	272	28
Earnings before taxes	3,085	924
Provision for income taxes		
Current taxes	266	146
Future income taxes	1,129	367
	1,395	513
Earnings for the period	1,690	411
Deficit, beginning of period	(6,881)	(10,697)
Deficit, end of period	$ (5,191)	$ (10,286)
Earnings per share (note 5)		
Basic	$ 0.02	$ 0.01
Diluted	$ 0.02	$ 0.01

BLACKROCK VENTURES INC.

Statements of Cash Flows
Three months ended March 31,
(unaudited)

(Cdn $ in thousands)	2003	2002
Cash provided by (used in):		
OPERATING ACTIVITIES		
Earnings for the period	$ 1,690	$ 411
Non-cash charges to earnings		
Depletion and depreciation	1,776	1,278
Future income taxes	1,129	367
Funds from operations	4,595	2,056
Net change in non-cash working capital	(224)	(1,569)
	4,371	487
INVESTMENT ACTIVITIES		
Additions to oil and gas properties	(7,781)	(2,606)
Net change in non-cash working capital	4,132	1,983
	(3,649)	(623)
FINANCING ACTIVITIES		
Net proceeds on issue of common shares	-	17,325
Increase in cash	722	17,189
Cash and term deposits, beginning of period	34,054	1,693
Cash and term deposits, end of period	$ 34,776	$ 18,882
Supplemental disclosure:		
Cash interest received	$ 236	$ 16
Cash taxes paid (Saskatchewan resource tax and federal large corporation tax)	$ 266	$ 146

BLACKROCK VENTURES INC.
Notes to Financial Statements
Three months ended March 31, 2003
(unaudited)

1. **Basis of presentation**

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2002. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2002 annual report.

2. **Oil and Gas Properties**

(Cdn $ in thousands)	March 31, 2003	December 31, 2002
Petroleum and natural gas interests	$ 55,188	$ 46,991
Accumulated depletion and depreciation	(13,543)	(11,911)
	41,645	35,080
Hilda Lake SAGD project	13,937	14,355
	$ 55,582	$ 49,435

During the three months ended March 31, 2003, the Company capitalized $272,000 (2002 – $280,000) of general and administrative costs related to exploration and development activity.

At March 31, 2003, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $20,529,000 (2002 - $20,755,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

3. **Capital Stock**

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(c) Stock Based Compensation:

The Company does not recognize compensation expense for stock options granted to employees and directors. During the three months ended March 31, 2003, the Company did not issue any stock options. If the Company had applied the fair value method to all stock options granted after January 1, 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

(Cdn $ in thousands, except per share amounts)		2003		2002
Net earnings for the period, as reported	$	1,690	$	411
Net earnings for the period, proforma		1,536		404
Earnings per share, as reported		0.02		0.01
Earnings per share, proforma	$	0.02	$	0.01

The following table sets out the weighted average assumptions used in applying the Black-Scholes model:

	2003		2002
Fair value of options granted	-	$	3,071,000
Risk-free interest rate	n/a		4.58%
Expected life (in years)	n/a		5
Expected volatility	n/a		0.61
Dividends per share	-		-

4. Bank Credit Facilities

As at March 31, 2003, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus ¼ percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At March 31, 2003, there were no advances outstanding under this facility.

5. *Earnings Per Share*

		2003		2002
Net earnings (Cdn $ in thousands)	$	1,690	$	411
Weighted average number of shares outstanding		72,357,638		58,558,504
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		2,213,050		2,139,893
Basic earnings per share	$	0.02	$	0.01
Diluted earnings per share	$	0.02	$	0.01

6. Financial instruments